[Letterhead of Odyssey Re Holdings Corp.]
January 8, 2008
BY EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549, Mail Stop 6010
Attn:	Mr. Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	Odyssey Re Holdings Corp. Form 10-K for the fiscal year ended December 31, 2006 File No. 1-16535
Dear Mr. Rosenberg:
     Odyssey Re Holdings Corp. (“OdysseyRe” or the “Company”), a corporation incorporated under the laws of the State of Delaware, acknowledges receipt of the comment letter dated December 18, 2007 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-captioned filing, and hereby submits this response to the Comment Letter. For ease of reference, the text of the Staff’s comment is included in bold-faced type, followed by OdysseyRe’s response:
General
     We note that you relied on five reinsurance brokerage firms for 61.8% of your reinsurance gross premiums. Please tell us if you have any agreements or arrangements with these brokers. If you do have any agreements or arrangements, please provide us with an analysis supporting your determination that you are not substantially dependent on any of these agreements or arrangements and that they are not required to be filed as exhibits.

Response: Apart from the customary contractual documentation pertaining to each separately negotiated reinsurance transaction, OdysseyRe does not have any agreements or arrangements with these brokers.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company appreciates the opportunity to respond to the comments of the Staff, and will be pleased to address any further questions the Staff may have.

Very truly yours, ODYSSEY RE HOLDINGS CORP.
/s/ Donald L. Smith
Donald L. Smith
Senior Vice President, General Counsel and Corporate Secretary

cc: Christopher J. Cummings, Shearman & Sterling LLP